Rimage Corporation

7725 Washington Avenue South

Edina, MN 55439

(952) 944-8144

November 13, 2009

Attn:	Matthew Crispino, Attorney-Advisor
Jan Woo, Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Rimage Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 16, 2009
File No. 000-20728

Dear Mr. Crispino:

As requested, we are responding to your letter dated October 30, 2009. For convenience and clarity, we have set forth the text of your comments below. We are responding to the comments in the order presented.

Item 1. Business

Marketing and Distribution, page 4

1.

You state that the company derived 15% and 11% of its revenues from two distributors and that sales to one of the company’s strategic partners represented 10% of revenues in 2008. Please identify the customers that represent 10% or more of your consolidated revenues and provide a description of your contractual arrangements with these customers. See Item 101(c)(vii) of Regulation S-K. Also, tell us why you have not filed any agreements with these significant customers pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

Item 101(c)(vii) of Regulation S-K requires disclosure of the name of any customer and its relationship, if any, with the registrant or its subsidiaries “if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant's consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.”

The names of the two distributors were not disclosed as we do not believe that the loss of either or both of these distributors would have a material adverse effect on Rimage as the customers of the distributor would purchase our products from another distributor or directly from us. In support of this belief, we would note that when we have terminated distributors in the past, that business has primarily been re-allocated among other sales channels. Similarly, the loss of the strategic partner that represents 10% of revenues in 2008 would not have a material adverse effect on Rimage. The strategic partner combines its own products with certain of our products to sell to a retailer. We believe that in the case of the loss of the strategic partner, we would sell a majority of the products currently sold to this strategic partner directly to the retailer.

• Page 2	November 13, 2009

Therefore, based upon Item 101(c)(vii) of Regulation S-K, we do not believe identification of the two distributors or strategic partner is required, nor is a description of the contractual arrangements with these customers. We have not filed any agreements with these significant customers pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K because the agreement governing such sales is our standard distributor agreement (in the case of the distributors) or standard form of purchase order in the case of the strategic partner. Both of these agreements are made in the ordinary course of business of Rimage and, for the reasons explained above, are not contracts upon which our business is substantially dependent.

Manufacturing, page 5

2.

We note your disclosures on page 5 and 9 that you rely on single source suppliers for certain components and that any delays or constraints in supplies could adversely affect your business operations. To the extent you are materially dependent on limited and single source suppliers, you should include in the business section a brief description of the material terms of your agreements with the suppliers. Further, please tell us what consideration you gave to filing such agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

For each of the sole or limited source suppliers referred to in Item 1 of Form 10-K, Rimage purchases its supply of the components pursuant to Rimage’s standard form of purchase order, submitted to the supplier from time to time as the components are needed. We will explain this method of purchasing these components in future filings. To the extent we enter into an agreement for the supply of these components in the future and if we are materially dependent on these suppliers, we will describe the material terms of our supply agreement for these components.

Because our purchase of these components is by purchase order, we have not filed any agreement with these suppliers pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 9 A. Controls and Procedures

a) Evaluation of Disclosure Controls and Procedures, page 51

3.

We note your disclosure that the Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective. In your response letter, please confirm, if true, that your officers concluded that your disclosure controls and procedures were effective using the definition of disclosure controls and procedures set forth in Rule 13a-15(e) under the Exchange Act. In future filings, please expressly tie your effectiveness conclusion to the definition of disclosure controls and procedures as set out in Rule 13a-15(e) under the Exchange Act, or recite the definition.

Response:

We hereby confirm that our Chief Executive Officer and Chief Financial Officer used the definition of “disclosure controls and procedures” as set forth in Rule 13a-15(e) under the Exchange Act in making their conclusion as to the effectiveness of such controls and procedures.

In future filings, we will expressly connect our effectiveness conclusion to the definition of disclosure controls and procedures as set out in Rule 13a-15(e) under the Exchange Act, or recite the definition.

b) Changes in Internal Control Over Financial Reporting, page 51

4.

Your disclosure in response to Item 308(c) of Regulation S-K regarding changes in internal control over financial reporting should be given with regard to your fourth fiscal quarter; however, you have provided a statement that there have been no changes “during the fiscal quarter covered by this report.” Please tell us whether there were any changes in your internal control over financial reporting during the fourth fiscal quarter ended December 31, 2008 and provide a representation that you will conform your disclosure to the Item requirement in future filings.

• Page 3	November 13, 2009

Response:

There was no change in internal control over financial reporting that occurred during Rimage’s fourth quarter ended December 31, 2008 that has materially affected, or is reasonable likely to materially affect, Rimage’s internal control over financial reporting.

In future filings, the disclosure relating to internal control over financial reporting will conform to the specific requirements of Item 308(c) of Regulation S-K.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 20 (Incorporated by Reference from Definitive Proxy Statement Filed April 9, 2009)

5.

You disclose that you compared your compensation practices to a market group “consisting of similar-sized publicly held and privately-held companies” and that you determined the base cash compensation for your named executive officers with reference to the 50th percentile of the base pay for similar employees at other companies in the market group. It appears that you engaged in benchmarking. Please disclose the component companies that comprise the market group. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of Regulation S-K Compliance & Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

We do not believe the Compensation Committee uses the surveys for benchmarking purposes, that is “as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision.” Rather, the Compensation Committee reviewed the survey in question, which was a broad-based third-party survey, for the more general purpose of determining the competitiveness of our compensation programs and simply as a general reference, along with other surveys, reports and other market data. As an indicator of the generalized reference nature of this information, the Compensation Committee stated that certain elements of compensation to the executives were determined “with reference to” this information. This was intended to indicate merely that the survey information was considered, not that it provided a specific basis for or justification for a compensation decision. Future disclosures in the Compensation Discussion and Analysis section will clarify the nature of these surveys and the Compensation Committee’s use of them.

___________________________________________

In response to your request, by this letter the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert M. Wolf at (952) 944-8144 if you have any questions or need additional information.

Sincerely,

Rimage Corporation

/s/ Robert M. Wolf

Robert M. Wolf, Chief Financial Officer